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                                                      SEC File No. 2-25-00-2
                                                       CUSIP No. 962433 10 8
                                                            and  962433 11 6





                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

(CHECK ONE):
          /X/Form 10-K[SB] / /Form 20-F / /Form 11-K / /Form 10-Q / /Form N-SAR

                 For Period Ended:   February 1, 1997
                                  --------------------------------------------
                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:   N/A
                                                 ------------------------------
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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

                           What a World!, Inc.
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Full Name of Registrant

                                   N/A
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Former Name if Applicable

        10901-B Roosevelt Blvd., Suite 100
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Address of Principal Executive Office (Street and Number)

        St. Petersburg, FL 33716
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/X/    (b)  The subject annual report, semi-annual report, transition report on Form 10-K[SB], Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
/ /    (c)  The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K[SB], 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

    The registrant has been asked by the Staff of the Commission to revise substantially its proxy materials for a special meeting of its stockholders in connection with the proposed sale of its operating assets to Natural Wonders, Inc. Likewise, its financial statements have been revised in the past week by its independent public accountants. The revised financial statements present its accounts on a different accounting basis (the going concern basis) than that employed (the liquidation basis) for the financial statements incorporated in the preliminary proxy statement, filed with the Commission on April 4, 1997. Management of the registrant has focused on such proxy materials, revised financial statements and other matters. Such focus has, unfortunately, precluded the attention required and deserved by the preparation of its annual report on Form 10-KSB.

    When the Staff approves the revised preliminary proxy statement filed unofficially with the Commission on April 28, registrant will be in a position to proceed with mailing of proxy materials to its stockholders and with final preparation of its annual report on Form 10-KSB.


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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Brian S. Lappin                        (813)              577-9366
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                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            /X/ Yes  / / No

    Explanation of the anticipated change:

    The registrant has suffered further deterioration of its financial condition, resulting in net losses under the going concern basis of accounting of $1,208,867 ($0.57 per share) and $2,528,611 ($1.19 per share), respectively, for the fourth quarter and for the fiscal year both ended on February 1, 1997. Such deterioration, despite efforts of management of the registrant to pursue cost-saving and revenue-enhancing strategies, caused the registrant to seek a purchaser for its assets. The result was the above-mentioned proposed sale of its assets.


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                             WHAT A WORLD!, INC.
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


   Date:  April 29, 1997                        By: /s/ Brian S. Lappin
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                                                   Brian S. Lappin
                                                   Vice President-Finance